UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                            Little Switzerland, Inc.
        ----------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
        ----------------------------------------------------------------
                         (Title of class of securities)

                                  537528-10-1
                          -----------------------------
                                 (CUSIP number)

                              Matthew J. Day, Esq.
                          118 E. 25th Street, 8th Floor
                            New York, New York 10010
                                 (212) 599-5077
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 April 12, 2001
             ------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 537528-10-1                13D        Page 2 of 4
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================================================================================
     1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
              ABOVE PERSONS

                                LIONHEART GROUP, INC.
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
--------------------------------------------------------------------------------
     4.       SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7.      SOLE VOTING POWER
   SHARES                       472,100
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING    ------------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                -0-
              ------------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                472,100
              ------------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    472,100
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.2%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IA
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------------------              -----------------------------------
CUSIP NO. 537528-10-1                13D        Page 3 of 4
-------------------------------              -----------------------------------

     The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows:


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The aggregate purchase price of the 472,100 shares of Common Stock beneficially held by the Reporting Person is $315,625. All of the shares of Common Stock beneficially held by the Reporting Person were paid for using its working capital.

Item 5(a) and (c) are hereby amended to read as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of the close of business on April 18, 2001 the Reporting Person beneficially owns 472,100 shares of Common Stock, constituting approximately 5.2% of the shares of Common Stock outstanding of the Issuer. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 9,056,268 shares of Common Stock outstanding as of April 10, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 24, 2001 and filed with the Securities and Exchange Commission on April 10, 2001.

          (c) The Reporting Person effected no transactions in the shares of Common Stock other than those set forth in the following table:


         Date        Buy/Sell    Quantity    Price
         ----        --------    --------    -----

         3/6/2001     Sell          5,000    $1.19
         3/7/2001     Sell          5,000    $1.25
         3/8/2001     Sell          2,500    $1.25
         3/16/2001    Sell          2,000    $1.50
         3/19/2001    Sell         25,000    $1.50
         3/20/2001    Sell         10,000    $1.44
         3/26/2001    Buy          15,000    $1.28
         3/27/2001    Buy           5,000    $1.28
         4/11/2001    Sell         25,000    $1.42
         4/12/2001    Sell         10,000    $1.40
         4/16/2001    Sell         20,000    $1.45

           All transactions were made through purchases or sales in the open market.


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-------------------------------              -----------------------------------
CUSIP NO. 537528-10-1                13D        Page 4 of 4
-------------------------------              -----------------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2001

                                          LIONHEART GROUP, INC.

                                          By:  /s/  Duncan Soukup
                                             -----------------------------------
                                              Duncan Soukup
                                              President


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